Filed by Circle Acquisition Public Limited Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

Circle Internet Financial Limited

Concord Acquisition Corp

(Commission File No. 001-39770)

Circle Announces $400M Funding Round

BlackRock, Fidelity, Marshall Wace and Fin Capital Participate

BOSTON – April 12, 2022 – Circle Internet Financial, a global internet finance firm and the issuer of USD Coin (USDC), today announced it has entered into an agreement for a $400M funding round with investments from BlackRock, Inc., Fidelity Management and Research, Marshall Wace LLP and Fin Capital. The funding round is expected to close in the second quarter.

In addition to its corporate strategic investment and role as a primary asset manager of USDC cash reserves, BlackRock has entered into a broader strategic partnership with Circle, which includes exploring capital market applications for USDC.

The new funding promotes Circle’s continued strategic growth as demand for dollar digital currency and related financial services continues to scale globally. USDC is one of the fastest growing dollar digital currencies with over $50 billion in circulation.1

“Dollar digital currencies like USDC are fueling a global economic transformation, and Circle’s technology infrastructure sits at the center of that change. This funding round will drive the next evolution of Circle’s growth,” said Jeremy Allaire, Co-Founder and CEO of Circle. “It’s particularly gratifying to add BlackRock as a strategic investor in the company. We look forward to developing our partnership.”

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1 https://www.circle.com/en/usdc

About Circle

Circle is a global financial technology firm that enables businesses of all sizes to harness the power of digital currencies and public blockchains for payments, commerce and financial applications worldwide. Circle is the issuer of USD Coin (USDC), one of the fastest growing dollar digital currencies powering always-on internet-native commerce and payments. Today, Circle's transactional services, business accounts, and platform APIs are giving rise to a new generation of financial services and commerce applications that hold the promise of raising global economic prosperity for all through the frictionless exchange of financial value. Additionally, Circle operates SeedInvest, a leading startup fundraising platform in the U.S. Learn more at https://circle.com.

A full description of the terms of the proposed transactions (collectively, the “Transactions”) between Circle Internet Financial Limited (“Circle”) and Concord Acquisition Corp (“Concord”), will be provided in an amendment to the registration statement on Form S-4 to be filed with the SEC by Circle Internet Finance plc (the “Company”) that will include a proxy statement for the stockholders of Concord that will also constitute a prospectus of the Company. Concord, Circle and the Company urge investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about Concord, Circle and the Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Concord as of a record date to be established for voting on the Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: Concord Acquisition Corp, 477 Madison Avenue, 22nd Floor, New York, NY 10022. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Concord, Circle and the Company and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Transactions under the rules of the SEC. Information about the directors and executive officers of Concord is set forth in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 4, 2022. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Concord, Circle or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This document includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expected timing of closing of the private funding round. These statements are based on various assumptions and on the current expectations of Concord’s and Circle’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Concord and Circle. These forward looking statements are subject to a number of risks and uncertainties, including general economic, political and business conditions; applicable taxes, inflation, interest rates and the regulatory environment in which Circle operates; the outcome of legal proceedings or other disputes to which Circle, Concord and/or the Company is or may become a party; the inability of the parties to consummate the Transactions; the risk that the approval of the stockholders of Concord or Circle for the Transactions is not obtained; failure to realize the anticipated benefits of the Transactions, including as a result of a delay in consummating the Transactions; the risk that the announcement and/or consummation of the Transactions disrupt current plans and operations of Circle; the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; those factors discussed in Concord’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” and other documents of Concord filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Concord, Circle and the Company presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Concord’s and Circle’s expectations, plans or forecasts of future events and views as of the date of this press release. Concord and Circle anticipate that subsequent events and developments will cause their assessments to change. However, while Concord and Circle may elect to update these forward-looking statements at some point in the future, Concord and Circle specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Concord’s or Circle’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.